UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes                      No      X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in Amendment No. 1 to our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on October 29, 2004.

Lisbon, November 11th 2004

Reuters:       EDPP.IN /EDP.N

Bloomberg: EDP PL /EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone	+351 210012834
Fax:	+351 210012899

EDP INFORMS ABOUT THE GOVERNMENT PRESS RELEASE ON THE

EVENTUAL PROCESS OF EARLY TERMINATION OF THE PPAs

Today, it was made public that the Portuguese Council of Ministers approved a Decree Law regarding the early termination of the electricity Power Purchase Agreements (PPAs), which content is not yet fully known. EDP is waiting for this legal statute to come into force in order to assess its exact impact on the company.

Nevertheless and according to the information already disclosed by the Government, the aforementioned Decree-Law defines the conditions to the early termination of the PPAs and the creation of compensation measures to ensure the appropriate equivalent economic value for the parties involved in these contracts, granting to one of the parties the right to receive, through a mechanism to be universally incorporated in the Global Use of the System Tariff, a compensation (which may be securitised) for the early termination of these contracts.

The compensatory measures approved by the Government consider the granting of a compensation for each PPA, which gross value corresponds to the difference between the value of that PPA and the forecasted market revenues (using a reference annual average market price of €36/MWh), reduced of the corresponding variable operating charges.

Furthermore and according to public information, during the first ten years of the measure, the initial amount of the compensation is subject to positive or negative annual adjustments based on real market revenues in order to ensure equivalence with the economic benefits provided under the PPAs.

EDP – Energias de Portugal, S.A.    Sociedade Aberta    Sede: Praça Marquês de Pombal, 12    1250-162 Lisboa    Portugal

Capital Social: € 3,000,000,000    Matrícula: 1805 da C.R.C. Lisboa    Pessoa Colectiva 500 697 256

At the end of the tenth year, the compensation amount will be subject to a final adjustment based on the projections of the expected revenues until the end of the application period of the mechanism.

The information disclosed by the Government indicates that the compensations to be granted as a result of the eventual early termination of the PPAs are aimed at ensuring an equivalent economic value for the parties involved in these contracts based on a compensation mechanism that considers as key calculation vectors the present value of the PPAs and the forecasted market revenues.

Although subject to the knowledge of the full content of this Decree Law after its entry into force – namely regarding the calculation parameters and the limitations applicable to the compensation measures – EDP estimates, as of this date and based on the limited information disclosed today, that the global amount of the eventual compensation to be granted to the EDP Group, in case of the early termination of all of its respective PPAs, ranges, at present value, between €2.6 and €3.2 billion. This value will be recovered, in economic equivalent terms, during an expected 23 years period.

The abovementioned estimate is based on a set of economic assumptions in relation to, among others, the expected operating conditions of the electricity sector and the discount rate that, at present market conditions, EDP assumes to be compatible with the Ministerial Order no. 12.596/2003, of July 1, and with article 13 of Decree Law no. 185/2003, of August 20, as well as to the risk profile of the cash-flows under consideration.

EDP will keep investors and the public in general duly informed of the eventual relevant evolutions that come to our knowledge regarding the announced process of early termination of PPAs, which completion, on EDP’s understanding, will always depend on the effective functioning of the Iberian Electricity Market.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated November 12, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer